FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

“A Life Sciences Company”

For Immediate Release:	August 15, 2006

Forbes Medi-Tech Announces Second Quarter 2006 Results

~Company Reports 32% Increase in Revenues~

Vancouver, Canada – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) today announced its financial results for the three and six-month periods ended June 30, 2006.  Comparative periods for these statements are the three months and six month periods ended June 30, 2005, respectively. All amounts are in Canadian Dollars unless otherwise noted.

Second Quarter 2006 Highlights

•

Reported revenues of $1.68 million for the three months ended June 30, 2006 compared to $1.28 million for the three months ended June 30, 2005

•

Reported revenues of $2.64 million for the six months ended June 30, 2006 compared to $2.28 million for the six months ended June 30, 2005

•

Reported net loss of $0.17 per share for the three months ended June 30, 2006 compared to $0.09 per share loss for the three months ended June 30, 2005

•

Reported net loss of $0.07 per share for the six months ended June 30, 2006 compared to $0.17 per share loss for the six months ended June 30, 2005

•

Announced the launch of the first cholesterol-lowering cheddar cheese with Reducol™ at UK Wal-Mart /ASDA

•

Announced the launch of a range of Reducol™-based products at Netherlands’s largest retailer, Albert Heijn

•

Strengthened presence in Europe with Forbes-Fayrefield Ltd. venture to expand distribution of Reducol™-based products in continental Europe

•

Completed enrollment for FM-VP4 US Phase II trial

“The Company achieved several key goals and objectives in the second quarter highlighted by the completion of the enrollment of FM-VP4’s Phase II trial and the launch of a range of Reducol™-based products through the Netherlands’s largest retailer, Albert Heijn”, said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “The continued expansion of Reducol™-based products coupled with the pending trial completion for FM-VP4 and a strong financial position, provide an exciting platform to build awareness for Forbes Medi-Tech within the investment community,” said Butt.

Drug Development

The Company’s US Phase II trial for its cholesterol-lowering drug, FM-VP4, is on track for completion for the end of the third quarter with top-line results anticipated to be released in the fourth quarter. As previously announced, the primary efficacy objective of this trial is to determine the effect of two doses of FM-VP4, 450mg and 900mg, given for 12 weeks, compared to placebo, on low density lipoprotein-cholesterol (LDL-C). The goal of this trial is to demonstrate a minimum of 15% reduction from baseline in LDL-C at Week 12.

Marketing & Sales Outlook

Reducol™’s success in Europe has helped facilitate the Company’s expansion of its product distribution network, as well as strengthen its presence on store shelves. With additional product launches anticipated for the latter half of 2006, Forbes will continue to leverage the increasing international recognition of Reducol™ in order to develop business opportunities in additional markets such as the US. Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, the Company maintains its revenue guidance for 2006 of $7-7.5 million.

Financial Results

In February 2006, the Company announced the decision to dispose of its interest in the Phyto-Source joint venture. In accordance with CICA Handbook Section 3475, the activities relating to the Phyto-Source joint venture operations, assets and liabilities then to be disposed of have been presented as discontinued operations in the June 30, 2006 consolidated financial statements. Results for the prior year have also been reclassified to reflect this treatment.

Financial Results Summary: (‘000’s Cdn$ except per share values) (unaudited)	3 month period ended- June 30, 2006	3 month period ended- June 30, 2005	6 month period ended- June 30, 2006	6 month period ended- June 30, 2005

Revenues	$ 1,685	$ 1,276	$ 2,636	$ 2,283
Expenses	(7,592)	(6,057)	(12,152)	(10,250)
Loss from continuing operations	$ (5,907)	$ (4,781)	$ (9,516)	$ (7,967)
Provision for income taxes	77	–	77	–
Net loss from continuing operations	$ (5,984)	$ (4,781)	$ (9,593)	$ (7,967)

Income from discontinued operations, net of taxes	–	1,613	305	2,335
Gain from disposal of discontinued operations, net of taxes	–	–	6,627	–
Net income/(loss) for the period	$ (5,984)	$ (3,168)	$ (2,661)	$ (5,632)

Loss per share from continuing operations Basic and diluted	$ (0.17)	$ (0.14)	$ (0.27)	$ (0.24)
Income per share from discontinued operations Basic and diluted	–	0.05	0.01	0.07
Gain per share from disposal of discontinued operations Basic and diluted	–	–	0.19	–
Net income/(loss) per share Basic and diluted	$ (0.17)	$ (0.09)	$ (0.07)	$ (0.17)

Revenues - Phytosterol revenues, representing direct sales of phytosterol products, primarily Reducol™, and the amortization of license fees, made up the majority of the Company’s revenue of $1.3 million for the three months ended June 30, 2006 ($1.2 million – three months June 30, 2005) and $2.1 million for the six months ended June 30, 2006 ($2.0 million – six months ended June 30, 2005).

Net loss - For the three months ended June 30, 2006, the Company recorded a net loss of $6 million ($0.17 per common share) compared to $3.2 million ($0.09 per common share) for the same period last year. Net loss for the six-month period ended June 30, 2006 totaled $2.7 million ($0.07 per common share) compared to a net loss of  $5.6 million ($0.17 per common share) for the six months ended June 30, 2005. The net loss for the period ended June 30, 2006 primarily resulted from the gain of $6.6 million on the disposal of the discontinued operations, income from discontinued operations of $0.3 million offset by the loss of $9.6 million from continuing operations.  As Forbes continues to develop FM-VP4 and to conduct further research and development of the FM-VPx library of compounds, the Company expects to continue to report future operating losses from continuing operations.

Expenses:

Expenses (summary) (‘000’s Cdn$) (unaudited)	3 month period ended- June 30, 2006	3 month period ended- June 30, 2005	6 month period ended- June 30, 2006	6 month period ended- June 30, 2005

Research & development	$ 3,065	$ 3,605	$ 5,125	$ 5,800
General & administrative	2,653	1,249	4,035	2,386
Cost of sales	1,145	772	1,794	1,290
Marketing, sales & product development	693	388	1,126	697
Depreciation & amortization	36	43	72	77
Total expenses	$ 7,592	$ 6,057	$ 12,152	$ 10,250

Research and development expenses (“R&D”) for the three months ended June 30, 2006 totaled $3.1 million compared with $3.6 million for the same period in 2005. R&D expenses for the six months ended June 30, 2006 totaled $5.1 million compared with $5.8 million for the same period in 2005. R&D expenditures in the first six months of 2006 were similar to the same period in 2005, and were incurred as core research projects are progressed, US based Phase II clinical work on FM-VP4 continues, and work on Forbes’ Library of Compounds is continued. Allocation of stock based compensation to R&D was $0.5 million in the three months ended June 30, 2006 (June 30, 2005 - $0.3 million). Allocation of stock based compensation to R&D was $0.6 million in the six months ended June 30, 2006 (June 30, 2005 - $0.5 million).

General and administrative expenditures (“G&A”) for the three months ended June 30, 2006 totaled $2.7 million compared with $1.2 million for the three months ended June 30, 2005. For the six months ended June 30, 2006, G&A totaled $4.0 million compared with $2.4 million for the six months ended June 30, 2005. The Company recorded an unrealized foreign exchange loss of $1.0 million for the three months ended June 30, 2006 compared with a gain of $0.2 million in the second quarter of 2005. For the six month period ended June 30, 2006 Forbes recorded a foreign exchange loss of $1.1 million compared to a gain of $0.2 million in the first six months of 2005. Allocation of stock based compensation to G&A was $0.4 million in the quarter ended June 30, 2006 (June 30, 2005 - $0.3 million). Allocation of stock based compensation to G & A was $0.5 million in the six months ended June 30, 2006 (six months ended June 30, 2005 - $0.5 million).

Cost of sales for the three months ended June 30, 2006 totaled $1.1 million on phytosterol revenues of $1.3 million, or 86% of phytosterol revenues, versus $0.8 million on phytosterol revenues of $1.2 million for the three months ended June 30, 2005, or 67% of phytosterol revenues. Cost of sales for the six months ended June 30, 2006 totaled $1.8 million on phytosterol revenues of $2.1 million, or 85% of phytosterol revenues, versus $1.3 million on phytosterol revenues of $2.1 million for the six months ended June 30, 2005, or 62% of phytosterol revenues. The increase in percentage is attributable to selling higher cost product acquired in the prior year, and the timing of customer sales. Having recently entered into a long-term supply agreement for the supply of Reducol™ and other wood sterols, the Company expects to achieve improved cost of sales over time.

Marketing, Sales and Product Development for the three months ended June 30, 2006 totaled $0.7 million compared with $0.4 million in the same period last year. Marketing expenses for the six months ended June 30, 2006 totaled $1.1 million compared with $0.7 million for the same period in 2005 The increase is attributable to an increase in staffing levels and additional expenditures associated with the European product launches. Allocation of stock based compensation to Marketing was $0.2 million in the quarter ended June 30, 2006 (June 30, 2005 - $0.1 million). Allocation of stock based compensation to Marketing was $0.2 million in the six months ended June 30, 2006 (June 30, 2005 - $0.2 million).

Stock Based Compensation Expense totaled $1.0 million for the three months ended 2006 compared with $0.7 million in the same period last year.  Of the $1.0 million of stock-based compensation expense, $0.8 million relates to employee and $0.2 million to non-employee option grants compared with $0.7 million in the second quarter of 2005, of which $0.7 million related to employee and an insignificant amount to non-employee option grants.  For the six-month period ended June 30, 2006 stock-based compensation expense totaled $1.4 million compared with $1.1 million for the six months ended June 30, 2005.  Of the $1.4 million of stock-based compensation expenses, $1.1 million relates to employee and $0.2 million to non-employee option grants.  Of the $1.1 million for the six months ended June 30, 2005, $1.1 million related to employee and an insignificant amount to non-employee option grants.

Liquidity & Capital Resources

Cash, cash equivalents and Working Capital

As at June 30, 2006, the Company’s net cash and cash equivalents were $26.0 million compared with $9.3 million as at December 31, 2005.  Forbes’ working capital at June 30, 2006 was $26.8 million compared with $12.8 million at December 31, 2005.  The increase in cash and working capital is mainly attributable to the receipt of the proceeds of US$25 million (Cdn$28.9 million, based on then current exchange rates) on the sale of the Company’s interest in Phyto-Source.

Operations

During the three months ended June 30, 2006, Forbes used $8.6 million of cash for continuing operations compared with $4.3 million of cash used in the quarter ended June 30, 2005.  Net changes in non-cash operating items used cash of $3.7 million in the quarter ended June 30, 2006 compared with a $0.2 million use of cash related to changes in non-cash operating items in the quarter ended June 30, 2005. During the six months ended June 30, 2006, the Company used $14.0 million of cash for continuing operations, primarily due to the operating loss offset by non-cash expenses, increases in non-cash operating assets and decreases in non cash operating liabilities, compared with $7.2 million used for continuing operations during the six months ended June 30, 2005, primarily resulting from the net loss adjusted for non cash expenses, and decreases in non-cash assets and liabilities. Inventories, a non-cash operating asset, have increased in anticipation of future product launches of functional foods containing Reducol™. The value of the inventories have also increased in 2006 by $1.5 million as a result of realization of the amount recognized at December 31, 2005 as a prepayment of profit attributable to the proportionate accounting treatment of the inventory purchased from the former joint venture, Phyto-Source.

Investing Activities

Investing activities relating to continuing operations in the three months ended June 30, 2006 and 2005 were insignificant.  Investing activities in the six months ended June 30, 2006 realized $28.9 million, relating to the proceeds on disposal of Forbes’ interest in Phyto-Source.  Cash provided by investing activities in the six months ended June 30, 2005, resulted primarily from $6.0 million transferred from short-term investments.

Financing Activities

Financing activities relating to continuing operations for the three and six months ended June 30, 2006 and 2005 were insignificant, and relate to issuance of common shares on the exercise of options.

Second Quarter 2006 Report

This news release includes by reference the Company’s unaudited financial statements for the second quarter ended June 30, 2006, including the full Management Discussion & Analysis (MD&A).  The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that CVD savvy consumers, healthcare professionals and specialized CVD research and healthcare institutions; will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com	David Goold Chief Financial Officer Telephone: (604) 689-5899 E-mail: dgoold@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning anticipated developments in the Company’s business and projected sales volumes, revenues, capital, research and development, products, and other information in future periods. Forward-looking statements can be identified by forward-looking words such as “anticipated”, “expects”, “vision”, “to build”, “to develop”, “goal”, “revenue guidance”, “objective”, “expected”, “will”, and similar expressions or variations thereon. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the Company’s need for additional customers; the Company’s reliance on its existing customers, and in particular, on its customer and strategic partner, Fayrefield Foods, for the launch of additional Reducol-based products and other performance; uncertainty whether additional product launches will occur as anticipated; supply risks and inability to control costs; the need to secure new sales contracts;  uncertainty as to whether the FM-VP4 clinical trial will be completed as planned or will be successful; the need for further clinical trials the occurrence and success of which is not assured; uncertainty as to market acceptance of the Company’s and its customer’s products; product liability, intellectual property and insurance risks; the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; risks inherent in research and development; and other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectation of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations or other circumstances should change.

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Canadian dollars)

	June 30 2006	December 31 2005
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$ 25,951	$ 9,298
Accounts receivable	705	586
Inventories	5,727	1,264
Prepaid expenses and deposits	1,193	2,752
Current assets-discontinued operations	-	4,374
	33,576	18,274

Long-term Assets
Fixed assets	510	521
Intangible and other assets	667	3,410
Property, plant and equipment - discontinued operations	-	11,835
Intangible and other assets - discontinued operations	-	1,935
	$ 34,753	$ 35,975

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 2,105	$ 1,910
Deferred revenues	115	-
Current income tax liability	4,558	1,187
Current liabilities - discontinued operations	-	2,347
	6,778	5,444
Long-term liabilities
Tenure allowance	884	927
Future income tax liability	-	851
Long-term liabilities - discontinued operations	-	330
	7,662	7,552

Liability component of preferred shares	-	2,341

Shareholders’ equity
Share capital	99,729	94,790
Contributed surplus	8,766	7,554
Equity component of preferred shares	-	2,481
Deficit	(81,404)	(78,743)
	27,091	26,082
	$ 34,753	$ 35,975

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in thousands of Canadian dollars except per share values)

(unaudited)

	Three months ended		Six months ended
	June 30 2006	June 30 2005	June 30 2006	June 30 2005
REVENUES
Sales	$ 1,296	$ 1,114	$ 2,051	$ 1,996
Licensing	28	38	57	75
Phytosterol revenues	1,324	1,152	2,108	2,071
Interest and other	361	124	528	212
	1,685	1,276	2,636	2,283
EXPENSES
Research and development	3,065	3,605	5,125	5,800
General and administrative	2,653	1,249	4,035	2,386
Cost of sales	1,145	772	1,794	1,290
Marketing, sales and product development	693	388	1,126	697
Depreciation and amortization	36	43	72	77
	7,592	6,057	12,152	10,250
Loss from continuing operations for the period before taxes	(5,907)	(4,781)	(9,516)	(7,967)

Provision for income taxes	77	-	77	-
Net loss from continuing operations for the period	(5,984)	(4,781)	(9,593)	(7,967)

Discontinued Operations
Income from discontinued operations, net of current tax expense	-	1,613	305	2,335
Gain from disposal of discontinued operations, net of current tax provision of $ 7,574 and future tax credit of $ (845)	-	-	6,627	-
Net loss for the period	$ (5,984)	$ (3,168)	$ (2,661)	$ (5,632)

Deficit, beginning of period	(75,420)	(68,401)	(78,743)	(65,937)
Deficit, end of period	$ (81,404)	$ (71,569)	$ (81,404)	$ (71,569)
Weighted average number of common shares outstanding (‘000’s)	35,772	34,067	35,635	34,002

Basic and diluted loss per share from continuing operations	$ (0.17)	$ (0.14)	$ (0.27)	$ (0.24)
Basic and diluted income per share from discontinued operations	-	$ 0.05	$ 0.01	$ 0.07
Basic and diluted gain per share from disposal of discontinued operations	-	-	$ 0.19	-
Basic and diluted loss per share	$ (0.17)	$ (0.09)	$ (0.07)	$ (0.17)

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended		Six months ended
	June 30 2006	June 30 2005	June 30 2006	June 30 2005
OPERATIONS
Net loss for the period	$ (5,984)	$ (3,168)	$ (2,661)	$ (5,632)
Adjustments for:
Income from discontinued operations, net of taxes	-	(1,613)	(305)	(2,335)
Gain on sale of discontinued operations, net of taxes	-	-	(6,627)	-
Depreciation and amortization	36	53	72	86
Amortization of deferred license revenues	(28)	(38)	(57)	(75)
Amortization of capitalized financing fees	-	-	26	-
Accretion of interest	-	-	117	-
Loss/ (gain) on disposal of fixed assets	-	-	-	(3)
Stock-based compensation expense	1,035	663	1,362	1,116
Foreign exchange translation	-	(7)	-	(11)

	(4,941)	(4,110)	(8,073)	(6,854)
Net change in non-cash operating items from continuing operations	(3,663)	(200)	(5,947)	(377)
Net cash used in continuing operations	(8,604)	(4,310)	(14,020)	(7,231)

Net cash provided by discontinued operations	-	2,554	1,922	4,075
	(8,604)	(1,756)	(12,098)	(3,156)
INVESTMENTS
Acquisition of fixed assets	(23)	(92)	(61)	(105)
Proceeds on disposal of Phyto-Source manufacturing joint venture	-	-	28,935	-
Proceeds on disposal of fixed assets	-	-	-	3
Short-term investments	-	-	-	6,018

	(23)	(92)	28,874	5,916
FINANCING
Issuance of common shares	190	210	207	264
Repayment of notes payable	-	(27)	-	(66)
Decrease in long-term liabilities from discontinued operations	-	(174)	(330)	(357)
	190	9	(123)	(159)
Increase (decrease) in cash and cash equivalents	(8,437)	(1,839)	16,653	2,601
Cash and cash equivalents, beginning of period	34,388	12,969	9,298	8,529

Cash and cash equivalents, end of period	$ 25,951	$11,130	$ 25,951	$11,130